Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO PARTICIPATE IN
CIBC WORLD MARKETS CONFERENCE

TORONTO, February 24, 2003 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the CIBC World Markets 12th Annual Gaming, Lodging, Travel & Leisure Conference held in New York City on February 26, 2003. William R. Fatt, FHR’s chief executive officer, will present at approximately 8:35 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 30 minutes.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 41 luxury and 40 first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com